Jay S. Benet
Vice Chairman and
Chief Financial Officer
The Travelers Companies, Inc.
One Tower Square-2MS
Hartford, CT 06183

(860) 277-7580
(860) 277-8136 (fax)
JSBenet@travelers.com

July 6, 2011

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The Travelers Companies, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2010
File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2011, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010, as referenced above.  We set forth your comment (displayed in bold) and our response below.

Notes to Consolidated Financial Statements

15. Contingencies, Commitments and Guarantees

Other Proceedings, page 235

1.               Please refer to comment five.  Regarding your proposed disclosure for lawsuits to be included under Asbestos and Environmental Proceedings, where the ultimate resolution could be material to your future results of operations, please disclose your estimate of the possible loss or range of loss resulting from these lawsuit or a statement that such an estimate cannot be made, in accordance with ASC 450-20-50-4.

Company response:

After reviewing the Staff’s follow-up question and taking into consideration the conversation that we had with the Staff on June 27th, the Company further evaluated its proposed disclosure.  In order to better distinguish the litigation that is subject to the disclosure requirements of ASC 450-20-50-4, the Company will revise its disclosure of legal proceedings in its “Contingencies, Commitments and Guarantees” footnote as described below.

In the Asbestos- and Environmental-Related Proceedings section of the “Contingencies, Commitments and Guarantees” footnote, the Company will not include the “Other” section as previously proposed in its response to Staff dated June 7, 2011.  The Company concluded that it would be clearer to continue to have this section address only asbestos- and environmental-related proceedings and to address the litigation that is subject to disclosure under ASC 450-20-50-4 in the Other Proceedings section of the footnote.

The Other Proceedings section of the “Contingencies, Commitments and Guarantees” footnote will address litigation that is subject to disclosure under ASC 450-20-50-4 and its heading will be changed to: “Other Proceedings Not Arising under Insurance Contracts or Reinsurance Arrangements”.  The subsection labeled “Other” will provide disclosure substantially as follows, modified to the extent appropriate:

Other - In addition to those described above, the Company is involved in other lawsuits, including lawsuits alleging extra-contractual damages relating to insurance contracts or reinsurance arrangements, that do not arise under insurance contracts or reinsurance arrangements.  Based upon currently available information, the Company does not believe it is reasonably possible that any such lawsuit or related lawsuits would be material to the Company’s results of operations or have a material adverse effect on the Company’s financial position or liquidity.

*                                         *                                         *                                         *                                         *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman &
Chief Financial Officer

cc:	D. Keith Bell
Edward J. Metzger, KPMG